Exhibit (i)
October 26, 2011
Columbia Funds Series Trust II
50606 Ameriprise Financial Center
Minneapolis, Minnesota 55474
Gentlemen:
I have examined the Agreement and Declaration of Trust and the By-Laws of Columbia Funds Series Trust II (the Trust) and all necessary certificates, permits, minute books, documents and records of the Trust, and the applicable statutes of the Commonwealth of Massachusetts, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.
This opinion may be used in connection with the Post-Effective Amendment.
Sincerely,
/s/ Scott R. Plummer
      Scott R. Plummer
      General Counsel
      Columbia Funds Series Trust II